Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

July 18, 2013	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold reports production of 28,024 gold ounces for the second quarter of 2013

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report preliminary production results for the Company’s second quarter ended June 30, 2013. The Company achieved gold production of 28,024 ounces for the quarter for an increase of 19.3% over the same period last year.

Category	Apr-Jun 2013	Apr-Jun 2012	% Change
Ore Processed (Dry t)	1,848,832	1,347,112	37.2
Average Grade Processed (g/t Au)	0.813	0.901	(9.8)
Low Grade Stockpiled (t)	456,950	791,775	(42.3)
Average Grade Stockpiled (g/t Au)	0.248	0.252	(1.6)
Waste Mined (t)	6,235,920	4,342,495	43.6
Total Mined (t)	8,469,702	6,440,582	31.5
Strip Ratio	2.79	2.07	34.8
Gold Produced (oz)	28,024	23,203	20.8
Gold Sold (oz)	28,024	23,499	19.3
Silver Sold (oz)	16,124	14,453	11.6
Days	91	91	-
Average Ore Processed (t/d)	20,317	14,803	37.2
Average Total Mined (t/d)	93,074	70,776	31.5

“During the second quarter of 2013 we showed the benefits of an ongoing focus on operational stability” stated Bruce Bragagnolo, CEO of Timmins Gold. “Production was in line with expectations. The move to 12 meter lifts from 8 meters caused a slight delay in the number of ounces coming out of the leach pads however this has now stabilized. Our continuing focus will be on producing gold at the best possible margin.”

The drill program has been completed and over 207,000 meters of new drilling is currently being modeled for the mine plan and resource/reserve update which is anticipated in early September. The crushing equipment for the third stage of expansion has arrived on site. The Company has made the decision to defer the installation of this crushing equipment until the new mine plan has been produced. The Company will be using as a base case the prices of $1100 gold for its reserves and $1200 for its new mine plan.

As a result of the recent drop in gold prices the Company has taken a comprehensive review of all operations and has been reducing spending and costs wherever possible. We are proceeding with modifications to increase throughput at the existing crushing circuit by adding a larger crusher and screen to the overall circuit for an investment of $3 million. As a result of this crusher expansion we anticipate throughput to continue to rise to an average of 24,000 tpd by the end of Q3 and we maintain our guidance of 125,000 ounces of gold production for 2013. The installation of the third crushing circuit will take throughput to in excess of 30,000 tpd.

Also during the quarter the Company installed a new carbon strip column, and constructed 25 hectares of new leach pads adjacent to the existing ones.

Sprott Resource Lending Partnership (the “Lender”) has waived the 1% anniversary fee which was due under the credit agreement dated July 3, 2012. The anniversary fee was to be paid to the Lender in common shares of the Company, if the loan was not repaid by July 5, 2013. The $18 million credit facility will now be due by December 31, 2013. Interest is payable at the rate of 8% per annum.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 125,000 to 130,000 ounces of gold in 2013.

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.